April 29, 2010

Mail Stop 3010

Mr. Gregory F. Hughes
Chief Financial Officer
SL Green Realty Corp.
420 Lexington Avenue
New York, NY 10170

> **Re: SL Green Realty Corp.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 16, 2010**
> **File No. 001-13199**

Dear Mr. Hughes:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief